Filed Pursuant to Rule 433

Registration Statement No. 333-228614

Pricing Term Sheet

Dated July 15, 2019

The Bank of Nova Scotia

US$500,000,000 2.375% SENIOR GREEN BONDS DUE 2023 (Bail-inable notes)

Issuer:	The Bank of Nova Scotia (the “Bank”)

Title of Securities:	2.375% Senior Green Bonds due 2023 (the “Notes”)

Issuer Ratings:*	A2 / A+ / AA- (Moody’s / S&P / Fitch)

Expected Security Ratings:*	A2 / A- / AA- (Moody’s / S&P / Fitch)

Principal Amount:	US$500,000,000

Maturity Date:	January 18, 2023

Price to Public:	99.953%, plus accrued interest, if any, from July 18, 2019

Underwriters’ Fee:	0.250%

Net Proceeds to the Bank After Underwriters’ Fee and Before Expenses:	US$498,515,000

Coupon (Interest Rate):	2.375%

Re-offer Yield:	2.389%

Spread to Benchmark Treasury:	T + 58 basis points

Benchmark Treasury:	UST 1.750% due July 15, 2022

Benchmark Treasury Yield:	1.809%

Interest Payment Dates:	January 18 and July 18 of each year, commencing on January 18, 2020

Day Count / Business Day Convention:	30/360; Following, Unadjusted

Canadian Bail-in Powers Acknowledgment:	Yes. The Notes are subject to bail-in conversion under the Canadian bail-in regime.

Use of Proceeds:	The net proceeds to the Bank from the sale of the Notes will be used to fund the financing or refinancing, in whole or in part, of new or existing assets, businesses or projects that meet the Scotiabank Green Bond Framework Eligibility Criteria.

Trade Date:	July 15, 2019

Settlement Date:	July 18, 2019 (T+3)

CUSIP / ISIN:	064159QD1 / US064159QD10

Joint Book-Running Managers:	Scotia Capital (USA) Inc. BNP Paribas Securities Corp. ING Financial Markets LLC J.P. Morgan Securities LLC

*

Note: A rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each of the ratings above should be evaluated independently of any other rating.

US$500,000,000 2.375% SENIOR GREEN BONDS DUE 2023 (Bail-inable notes)

Underwriter	Principal Amount of Notes to Be Purchased
Scotia Capital (USA) Inc.	US$	150,000,000
BNP Paribas Securities Corp.		150,000,000
ING Financial Markets LLC		100,000,000
J.P. Morgan Securities LLC		100,000,000

Total	US$	500,000,000

No PRIIPs KID. Not for retail investors in the EEA.

The Notes are bail-inable debt securities (as defined in the Prospectus) and subject to conversion in whole or in part – by means of a transaction or series of transactions and in one or more steps – into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (Canada) (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes.

We expect that delivery of the Notes will be made against payment therefor on or about the third Business Day following the Trade Date (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two Business Days (“T+2”), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the Trade Date will be required, by virtue of the fact that each Note initially will settle in three Business Days (T+3), to specify alternative settlement arrangements to prevent a failed settlement.

The Bank has filed a registration statement (File No. 333-228614) (including a base shelf prospectus dated December 26, 2018) and a preliminary prospectus supplement dated July 15, 2019 (including the base shelf prospectus, the “Prospectus”) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website, which may be accessed at www.sedar.com. Alternatively, the Bank or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling Scotia Capital (USA) Inc. at 1 (800) 372-3930, BNP Paribas Securities Corp. at 1 (800) 854-5674, ING Financial Markets LLC at 1 (646) 424-8972 or J.P. Morgan Securities LLC at 1 (212) 834-4533 (collect).